Akso Health Group

Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building

No. 44, Moscow Road , Qianwan Bonded Port Area

Qingdao Pilot Free Trade Zone, China (Shandong)

January 6, 2025

VIA EDGAR

Attn: Jenna Hough and Donald Field

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akso Health Group Amendment No. 1 to Registration Statement on Form F-3 Filed November 26, 2024 File No. 333-277351

Dear Jenna Hough and Donald Field,

Akso Health Group (“we” or the “Company”) is hereby providing responses to comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) issued on December 14, 2024 regarding the Company’s Amendment No. 1 to Registration Statement on Form F-3 filed on November 26, 2024 (the “Amendment”) and addressed to Linda Wang (the “Staff’s Letter”).

Amendment No. 1 to Registration Statement on Form F-3

Item 9. Exhibits, page II-1

1. We note your response to comment 1 and reissue in part. We note that Exhibit 5.1 is limited to Cayman Islands law. We also note that certain registered securities are to be governed by New York law. Please file a qualified legal opinion regarding any securities to be governed by New York law (i.e. debt securities, warrants, rights and units).

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will file a qualified legal opinion regarding any securities to be governed by New York law.

2. We note your response to comment 2 and reissue. We note that you are registering debt securities and that you did not file a Form T-1 as an exhibit. Please either file a Form T-1 as an exhibit to the registration statement to qualify the trustee thereunder or annotate the exhibit index to indicate your intention to rely on Section 305(b)(2) of the Trust Indenture Act and include the undertaking contained in Item 512(j) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have annotated the exhibit index to indicate our intention to rely on Section 305(b)(2) of the Trust Indenture Act and include the undertaking contained in Item 512(j) of Regulation S-K.

3. We note your response and revised disclosures to comment 4 and reissue. Please revise the filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For guidance, please see the Division of Corporation Finance’s Sample Letter to China Based Companies issued by the Staff in December 2021 (China-Based Company Dear Issuer Letter). In this regard, we note that you have not provided the required disclosures on the prospectus cover page or in the prospectus summary. Alternatively, it appears that you have provided certain disclosures in disjointed sections of the prospectus. Please revise the prospectus based upon the guidance in the China-Based Company Dear Issuer Letter to include reorganizing responsive disclosures so that its located in the correct sections. Lastly, please provide correspondence that details where the required disclosures can be found.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will revise our disclosure on the prospectus cover page, prospectus summary from pages 1 to 9, and risk factors from pages 43 to 46 in compliance with instructions given in the letter.

If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filings please do not hesitate to contact us.

Sincerely,

Akso Health Group

By:	/s/ Yilin (Linda) Wang
Name:	Yilin (Linda) Wang
Title:	Chief Executive Officer

cc:

Hunter Taubman Fischer & Li LLC

Joan Wu, Esq. (jwu@htflawyers.com)

Charles Tan, Esq. (ctan@htflawyers.com)